EXHIBIT 21



                         LIST OF SUBSIDIARIES



     The Partnership is a general partner in Wachovia Building Associates, an Illinois limited partnership which is the sole member in 301 Main, LLC, a limited liability company under the North Carolina Limited Liability Company Act, which holds title to the 301 N. Main and Phillips Buildings in Winston-Salem, North Carolina. Reference is made to the Notes to Consolidated Financial Statements filed with this annual report for a description of the terms of such partnership agreement. The Partnership's interest in the foregoing joint venture partnership and the results of its operations are included in the consolidated financial statements of the Partnership filed with this annual report.